Ranger Energy Services, Inc.

800 Gessner Street, Suite 1000

Houston, Texas 77024

May 22, 2017

H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Ranger Energy Services, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted May 2, 2017
CIK No. 0001699039

Ladies and Gentlemen:

Set forth below are the responses of Ranger Energy Services, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 11, 2017, with respect to Confidential Submission No. 3 on Form S-1, CIK No. 0001699039, submitted to the Commission on May 2, 2017 (“Submission No. 3”).

Concurrently with the filing of this letter, we are filing our Registration Statement on Form S-1 (“Filing No. 1”) via EDGAR. For convenience, we will hand deliver three full copies of Filing No. 1, as well as three copies of Filing No. 1 marked to show all changes made since the submission of Submission No. 3.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to Filing No. 1 unless otherwise specified. Further, all capitalized terms used without definition herein have the meanings assigned to such terms in Filing No. 1 unless otherwise specified.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

How We Evaluate Our Operations, page 63

Rig Utilization, page 64

1.                                      We understand from your response to prior comment 2 that your utilization metrics are not based on the actual number of hours that rigs could be in service during a period

Securities and Exchange Commission

May 22, 2017

but rather an estimate of a probable work week, “based on current market dynamics,” also using a half-month convention for changes in rig ownership.

Tell us how your metrics compare to actual utilization for each period covered by your financial statements, based on the number of days that rigs are owned and a 24- hour day, using actual hours billed or actual days in service, as appropriate.  If these metrics are materially impacted by rigs owned but not available for use, also submit a comparable set of utilization figures based on the number of days that rigs are available and a 24-hour day, using actual hours billed or actual days in service.

Please expand your disclosure to address any material differences between the utilization figures that are outlined above, based on the actual amount of time or days that have elapsed in the period, and those you presently disclose.

RESPONSE:  We acknowledge the Staff’s comment and respectfully advise the Staff that the presentation of utilization metrics based on a 24-hour work day would not provide investors with meaningful information about our well service rig business.  As we advised the Staff in our response to prior comment 2, our utilization metrics are based on a 55-hour work week for each of our well service rigs, which we believe to be consistent with industry standards for the well service rig industry, the nature of our relationships with our customers and a full work week for well service rigs based on historical operations. Although our well service rigs are theoretically capable of operating for periods in excess of 55 hours per week, industry standards generally provide for an average work week of at or near 55 hours for a well service rig operating at full capacity, as opposed to industry standard utilization rate calculations for drilling rigs, which do provide for 24 hour days.  In this regard, we advise the staff that well service rigs, such as those in our fleet, have fundamental differences in operational design, uses and capital costs than drilling rigs, and accordingly the utilization metrics used for drilling rigs are inapplicable to well service rigs.  For example, Basic Energy Services Inc., which is named on page 94 of Filing No. 1 as one of our primary competitors in the well services market, bases its rig utilization calculations on the same 55-hour work week. We believe that our other competitors, as well as industry analysts, base their utilization calculations on the same assumptions.

We further advise the Staff that we do not maintain or evaluate utilization metrics based on the number of days that rigs are owned and a 24-hour day. As indicated above, any utilization metric based on such assumptions would be inherently misleading and would not be representative of our operations or similar metrics used in our industry.  In addition, we do not believe that our utilization metrics are materially impacted by rigs owned but not available for use, as our half-month convention for changes in rig ownership serves to maintain a consistent method of accounting for rig availability. Accordingly, we do not believe that providing additional utilization metrics would be meaningful to investors or provide them with any information that would be useful in making an investment decision.

Executive Compensation, page 109

Additional Narrative Disclosures, page 112

Incentive Units, page 113

2.                                      Please expand your disclosure regarding the outstanding Ranger Holdings and Torrent Holdings Incentive Units to describe all material terms of the units, including the payout triggers and amounts, and the specific events that would constitute a “Change of Control” for the purposes of the event-based vesting of the Ranger Holdings incentive units.  In that regard, please clarify whether Ranger Holdings’ Class C and Class D event-based incentive units will be accelerated by your corporate reorganization and this offering.  In addition, please file the LLC agreements that govern Ranger Holdings and Torrent Holdings. Refer to Item 601(b)(10)(iii) of Regulation S-K.  Please also revise your post-offering ownership diagrams on pages 11 and 122 to reflect the ownership interests of Ranger Holdings and Torrent Holdings.

RESPONSE:  We have revised Filing No. 1 to disclose all material terms of the units, including the payout triggers and amounts, and the specific events that would constitute a “Change of Control” for the purposes of the event-based vesting of the Ranger Holdings incentive units. Please see pages 117 through 121 of Filing No. 1 under “Executive Compensation—Narrative Disclosures—Incentive Units.”

We have also clarified that Ranger Holdings’ Class C and Class D event-based incentive units will not be accelerated by our corporate reorganization and this offering, as neither our corporation reorganization nor this offering will constitute a “Change of Control” or an “Initial Public Offering” with respect to such Ranger Holdings Incentive Units.

Securities and Exchange Commission

May 22, 2017

Further, we have revised page II-6 of Filing No. 1 to indicate that we will file the LLC Agreements that govern Ranger Holdings and Torrent Holdings. We advise the Staff that we intend to amend and restate such LLC Agreements in connection with the corporate reorganization described in Filing No. 1, and accordingly have indicated on page II-6 of Filing No. 1 that the LLC Agreements will be filed, as amended and restated, in a future amendment to the registration statement.

Finally, we have revised our post-offering ownership diagrams on pages 11 and 129 of Filing No. 1 to reflect the ownership interests of Ranger Holdings and Torrent Holdings.

Employment, Severance or Change in Control Agreements, page 115

3.                                      Please revise your disclosure to clarify whether your employment agreements with Messrs. Agee, Douglas, Podraza and Perryman will continue following your corporate reorganization and this offering.  To the extent you intend to terminate such agreements, describe the particular provisions governing such termination, including whether termination would be without “Cause,” for “Good Reason,” or pursuant to a change in control, and any payments due thereunder. To the extent such employment agreements will remain in effect, please file the agreements as exhibits to the registration statement.  See Item 601(b)(10) of Regulation S-K.

RESPONSE:  We have revised page 121 of Filing No. 1 to clarify that the employment agreement with Mr. Agee has been terminated, the employment agreements with Messrs. Douglas and Podraza will be terminated and the employment agreement with Mr. Perryman will continue following the completion of this offering. We have also revised pages 121 and 122 of Filing No. 1 to describe the particular provisions that governed the termination of the employment agreements with Messrs. Agee and Milliren and the provisions that will, or that are expected to, govern the termination of the employment agreements with Messrs. Douglas and Podraza, including a description of the payments that will, or are expected to, be due thereunder (if any).

The employment agreement with Mr. Perryman has now been filed as Exhibit 10.11 to Filing No. 1.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams or Julian J. Seiguer of Vinson & Elkins L.L.P. at (713) 758-3613 or (713) 758-2790.

Very truly yours,

RANGER ENERGY SERVICES, INC.

By:	/s/ Darron M. Anderson
Name:	Darron M. Anderson
Title:	President and Chief Executive Officer

Enclosures

cc:                                Douglas E. McWilliams

Julian J. Seiguer

Vinson & Elkins L.L.P.